SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                            Form U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


        Filing under Section 33(a) of the Public Utility
       Holding Company Act of 1935, as amended (the "Act")



                    Termo Norte Energia Ltda.

                (Name of foreign utility company)


              El Paso Energy International Company
                      1001 Louisiana Street
                      Houston, Texas 77002

              (Name and address of filing company)


     Communications regarding this Application should be addressed to the following person:

                       William G. Collins
              El Paso Energy International Company
                      1001 Louisiana Street
                      Houston, Texas  77002

                  Telephone:     (713) 420-3623
                  Facsimile:     (713) 420-2813




                             ITEM 1

     State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.


      El Paso Energy International Company ("El Paso"), acting on behalf of Termo Norte Energia Ltda., a limitada company organized under the laws of Brazil ("Termo Norte") hereby notifies the Commission, pursuant to Section 33(a) of the Act and Rule 57 hereunder, that Amazonas and its subsidiaries are foreign utility companies within the meaning of Section 33(a) of the Act.

Name and Business Address

                    Termo Norte Energia Ltda.
                    Rua Laruo, Sodre No. 1108
             Salas 02, 04, 05 e apto. 01 do 10 Andar
              Bairro Olaria, Porto Velho, Rondonia


Description of Facilities

      Termo Norte, through its subsidiaries, owns and/or operates a 380 MW thermal power plant with a transmission line connecting the cities of Porto Velho, Rondonia and Rio Branco, Acre in
Northern Brazil.

Ownership

     The ownership of Termo Norte is as follows:

     (a) Rondonia Power Company ("Rondonia") a corporation organized and existing under the laws of the Cayman Islands, owns 11,069,430 of the issued and outstanding shares of Termo Norte, representing approximately 99.99% of the ownership interest in Termo Norte. Rondonia owned 50% by El Paso Rondonia Company ("EP Rondonia") a company organized under the laws of the Cayman Islands and 50% by Termogas International Inc, a company organized under the laws of the Cayman Islands ("Termogas'). EP Rondonia is a wholly-owned subsidiary of EPED B Company, a company organized under the laws of the Cayman Islands. EPED B Company is a wholly-owned subsidiary of EPED Holding Company, a company organized under the laws of Delaware. EPED Holding Company is a wholly-owned subsidiary of El Paso, a company organized under the laws of Delaware. El Paso is an indirect wholly owned subsidiary of El Paso Energy Corporation, a publicly listed corporation organized under the laws of Delaware. Among others, El Paso Energy Corporation owns the shares of El Paso Natural Gas Company and Tennessee Gas Pipeline Company, which are both subject to regulation by the Federal Energy Regulatory Commission as interstate natural gas pipelines. Termogas is a wholly-owned subsidiary of C.S. Participacoes Ltda.. a Brazilian limitada, and is not affiliated with El Paso Energy Corporation.


     (b) The remainder of the issued and outstanding shares of Termo Norte are held by the following shareholders (as of July, 2000):

          Shareholder                       Shares Held
          -----------                       -----------
          El Paso Energy International           5
             do Brazil Ltda.

          C.S. Participacoes Ltda.               5


                             ITEM 2

     State the name of any domestic associate public utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public utility company for its interest in the foreign utility company.

           As stated above, El Paso Energy International Company is an indirect subsidiary of El Paso Energy Corporation, which owns El Paso Natural Gas Company and Tennessee Gas Pipeline Company. Some of the assets of El Paso Natural Gas Company and Tennessee Gas Pipeline Company are subject to regulation by the Federal Energy Regulatory Commission. Neither El Paso Natural Gas Company, Tennessee Gas Pipeline Company nor any of their affiliates are subject to retail rate regulation by any state utility commission. No portion of the purchase price for Termo Norte was paid by El Paso Natural Gas Company or Tennessee Gas Pipeline Company.


                            EXHIBIT A

     State   certifications,  as  required   under   Section
     33(a)(2) of the Act, have been received from the following state commissions and are attached hereto.

     None.
                            SIGNATURE


     The undersigned company has duly caused this statement to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                         EL PASO ENERGY INTERNATIONAL COMPANY


                         By:   /s/ William G. Collins
                               ---------------------------
                                   William G. Collins
                                Associate General Counsel

Date:     March 13,  2001